SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF JUNE 6, 2024

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF JUNE 6, 2024

DATE AND TIME: On June 6, 2024, at 9:00 a.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The totality of the members elected, with the participation of the Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY MADE:

The Board members resolved on the payment of interest on capital to stockholders, ad referendum of the General Stockholders' Meeting, and in accordance with sub item 6.8, X of the Company's Bylaws and Stockholder Remuneration Policy, in the amount of R$ 0.2510 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.21335 per share, except for the corporate stockholders able to prove that they are immune to or exempt from such withholding, which will be made on August 30, 2024. Interest will be recorded as credit to the specific account on June 27, 2024, based on the final stockholding position recorded on June 20, 2024, with their shares traded ex-rights starting June 21, 2024.

Additionally, the Board members approved the payment of interest on capital declared by the Board of Directors on March 4, 2024, in the gross amount of R$ 0.2418 per share (net amount of R$ 0.20553 per share) on August 30, 2024.

CLOSING: With the work of the meeting concluded, Álvaro Felipe Rizzi Rodrigues, the meeting's secretary, drafted these minutes and after it were read and approved by all, it was signed. São Paulo (SP), June 6, 2024. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice President; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fábio Colletti Barbosa, Fabricio Bloisi Rocha, João Moreira Salles, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras, and Pedro Luiz Bodin de Moraes – Board members.

RENATO LULIA JACOB
Group Head of Corporate Strategy, Investor Relations and Corporate Development